UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-152685

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JOHN BEAN TECHNOLOGIES CORPORATION

SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHN BEAN TECHNOLOGIES CORPORATION

200 East Randolph Drive

Chicago, IL 60601

JOHN BEAN TECHNOLOGIES CORPORATION

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan

Committee of John Bean Technologies Corporation:

We have audited the accompanying statement of net assets available for benefits of the John Bean Technologies Corporation Savings and Investment Plan (the Plan) as of December 31, 2008 and the related statement of changes in net assets available for benefits from the inception of the Plan June 1, 2008 through the seven- month period ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the seven-month period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 25, 2009

JOHN BEAN TECHNOLOGIES CORPORATION

SAVINGS AND INVESTMENT PLAN

Statement of Net Assets Available for Benefits

As of December 31, 2008

(In thousands)
Assets:
Investments, at fair value	$152,052
Participants’ loans	4,809

Total investments	156,861
Employer contributions receivable	243

Total assets	157,104

Liabilities:
Contribution refund	4

Total liabilities	4

Net assets available for benefits at fair value	157,100
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,534

Net assets available for benefits	$158,634

See accompanying notes to financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Period June 1, 2008 (date of inception) through December 31, 2008

(In thousands)
Additions:
Investment loss:
Net depreciation in fair value of investments	$(85,140)
Interest and dividend income	4,298

Net investment loss	(80,842)
Contributions:
Employee contributions	4,554
Employer contributions	2,379

Total contributions	6,933
Transfers from other benefit plans, net	245,315

Total additions, net	171,406

Deductions:
Benefits paid to participants	12,754
Administrative expenses	18

Total deductions	12,772

Net increase in net assets	158,634
Net assets available for benefits:
Beginning of year	—

End of year	$158,634

See accompanying notes to financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008

(1)	Description of the Plan

The following description of the John Bean Technologies Corporation Savings and Investment Plan (the “Plan”) provides general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a) General

On October 29, 2007, FMC Technologies, Inc. (“FMC Technologies”), the former parent of John Bean Technologies Corporation (the “Company”), announced an intention to separate into two independent publicly-traded companies through the spin-off and distribution of 100% of the FoodTech and Airport Systems businesses. On July 31, 2008, FMC Technologies effected the spin-off of these businesses by distributing all of its holdings of the common stock of the Company on a pro rata basis to its stockholders.

Prior to June 1, 2008, certain employees and former employees of the Company participated in the FMC Technologies Savings and Investment Plan. Effective June 1, 2008, the accounts and related assets of the trust fund for the FMC Technologies Savings and Investment Plan with respect to such employees were transferred to and assumed by the Plan. Employees of the Company immediately after the spin-off are entitled to credit for all years of service under the FMC Technologies Savings and Investment Plan.

The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees and certain eligible part-time employees of the Company (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the John Bean Technologies Corporation Employee Welfare Benefits Plan Committee (the “Benefits Plan Committee”), acting on behalf of the plan administrator, the Company.

(b) Contributions

Participants may elect to have their annual compensation reduced by up to $15,500 for 2008, subject to adjustments to reflect changes in the cost of living, but not by more than 20% of their total compensation. The aggregate amount of such reductions is contributed to a trust on a pre-tax basis. Participants may also elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to the maximum pre-tax contributions of $15,500 for 2008. The aggregate of pre-tax and after-tax contributions cannot exceed 75% of a participant’s total compensation or 20% for highly compensated employees. Active employees who meet the following requirements are eligible to make catch-up contributions to the prescribed limit: (1) attain age 50 or older during the year, (2) already contributing at least 5% to the Plan on a pre-tax basis and (3) will reach the pre-tax contribution limit for the year. The amount of the catch-up contribution was $5,000 for 2008.

The Company makes matching contributions for all active participants, except for certain bargaining unit employees. The Company matches 100% of basic contributions up to 5% of each participant’s eligible compensation (Basic Contribution).

At December 31, 2008, a total of 2,060 current and former employees participated in the Plan.

(c) Trust and Recordkeeping

The Company and Fidelity Management Trust Company (the “Trustee”) established a trust (the “Trust”) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d) Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments, with a minimum of 2%, to any of the available investment options. Company matching contributions to the Plan are allocated to the investment options selected by the participants.

(e) Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is determined according to the following graduated schedule based on years of service.

Years of Service	Percent Vested
Fewer than 2	0%
At least 2 but fewer than 3	20%
At least 3 but fewer than 4	40%
At least 4 but fewer than 5	60%
5 or more	100%

(f) Payment of Benefits and Forfeitures

Upon termination of service, death, disability or attainment of age 59 1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. The forfeited balance held in the Plan as of December 31, 2008 was approximately $167,000. Forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan. No forfeitures were used during the 2008 Plan year.

(g) Expenses

Certain administrative expenses of the Plan are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other plan expenses may be paid by the Plan from the forfeitures balance, or by the Company.

(h) Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over not more than 60 months with interest at a reasonable rate as determined by the plan administrator. A participant may have up to two loans outstanding at any one time.

(i) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(j) Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations of Plan earnings are based on the participant’s account balance while a fixed amount is charged to each participant’s account for administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a) Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

(b) Investment Transactions and Income Recognition

Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

(c) Valuation of Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

As described in Financial Accounting Standards Board Staff Position (“FSP”), FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1 and SOP 94-4-1”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP AAG INV-1 and SOP 94-4-1, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

On June 1, 2008, the date of inception, the Plan adopted the provisions of Statement of Financial Accounting Standard No. 157, Fair Value Measurement (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, and certain related FSP’s. Refer to Note 4 for disclosures provided for fair value measurements of plan investments.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan’s financial position or results of operations.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(e) Payment of Benefits

Benefit distributions to participants are recorded when paid.

(3)	Party-in-Interest Transactions

Fidelity Management Trust Company provides certain accounting and administrative services to the Plan for which approximately $18,000 of expenses were charged for the seven-month period ended December 31, 2008.

(4)	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 was as follows:

(In thousands)	December 31, 2008
FMC Technologies, Inc. Stock Fund	$23,731
Fidelity Managed Income Portfolio II - Class 2 Fund	$37,796
Fidelity Retirement Government Money Market Portfolio	$21,494
PIMCO Total Return Fund – Administrative Class	$8,496

The Plan’s investments (including investments bought, sold, and held during the seven month period ended December 31, 2008) depreciated in value as follows:

(In thousands)	Period Ended December 31, 2008
FMC Technologies, Inc. Common Stock	$(47,935)
John Bean Technologies Corporation Common Stock	(3,108)
Mutual Funds	(34,097)

$(85,140)

Fully Benefit-Responsive Investments

During the seven month period ended December 31, 2008, the Plan held investments in the Fidelity Managed Income Portfolio II – Class 2 Fund (“Fidelity MIP II Fund”), which is a collective trust fund managed by Fidelity Investments. The Fidelity MIP II Fund invests in short-term bonds and other fixed income securities and may hold investments in guaranteed investment contracts. At December 31, 2008, the Fidelity MIP II Fund held investments in synthetic guaranteed investment contracts, also known as wrap contracts, all of which are fully benefit-responsive. A fully benefit-responsive investment contract, as defined by FSP AAG INV-1 and SOP 94-4-1, guarantees (i) repayment of principal and interest credited to Plan participants (at a crediting interest rate that will not be less than zero) and (ii) Plan participant-initiated transactions permitted under the terms of the Plan will occur at contract value. The Fidelity MIP II Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap contract issuers are contractually obligated to repay the principal and a specified interest rate to the Plan. The crediting interest rates for the wrap contracts are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract for cause at any time.

The average yield earned by all wrap contracts held by the Fidelity MIP II Fund was approximately 3.4% for the seven-month period ended December 31, 2008. The average yield earned by all wrap contracts held by the Fidelity MIP II Fund based on the actual interest rates credited to participants was approximately 3.48% for the seven-month period ended December 31, 2008.

(5)	Fair Value Measurements

The fair value framework of SFAS 157 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Investments measured at fair value on a recurring basis consisted of the following instruments as of December 31, 2008:

(In thousands)	Level 1	Level 2	Level 3	Total
Money market funds	$23,605	$—	$—	$23,605
Common stock	28,063	—	—	28,063
Mutual funds	62,588	—	—	62,588
Collective trust fund	—	37,796	—	37,796
Participant loans	—	—	4,809	4,809

Total investments measured at fair value	$114,256	$37,796	$4,809	$156,861

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

The fair value of the collective trust fund equals the total of the fair value of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets. The fair value of underlying assets, which includes investments in money market funds and various debt and fixed income securities, is determined by the trustees of the collective trust fund using a combination of readily available most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair value of the wrap contracts is determined using a discounted cash flow model using market data and considers recent fee bids as determined by recognized dealers. As of December 31, 2008, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the collective trust fund based on the proportionate ownership of the Plan’s participants.

The participant loans above, all of which mature by January 10, 2014 and are secured by vested account balances of borrowing participants, were valued at amortized cost, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the seven month period ended December 31, 2008.

Level 3 Assets
(In thousands)	Participant Loans
Balance as of June 1, 2008 (transferred at date of inception)	$5,102
Issuances, repayments and settlements, net	(293)

Balance as of December 31, 2008	$4,809

(6)	Income Taxes

The Plan is substantially identical, in all material respects, to the FMC Technologies Savings and Investment Plan, which has received a determination letter from the Internal Revenue Service as to the qualified status of the plan under Section 401(a) of the Internal Revenue Code (the “Code”), and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. The Company intends to apply for a separate determination letter from the Internal Revenue Service for the Plan.

Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made. Participants are liable for federal income taxes relative to their Section 401(k) contributions, Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

(In thousands)	December 31, 2008
Net assets available for benefits per the financial statements	$158,634
Less: Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,534)

Net assets available for benefits per the Form 5500	$157,100

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the Form 5500 for the seven month period ended December 31, 2008:

(In thousands)	Period Ended December 31, 2008
Increase in net assets available for benefits per the financial statements	$158,634
Less: Current year adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,534)

Increase in net assets available for benefits per the Form 5500	$157,100

The fair value adjustment represents the difference between contract value of the MIP as included in the statement of changes in net assets available for benefits for the seven-month period ended December 31, 2008, and the fair value of the MIP as reported in the Form 5500. See “Valuation of Investments”.

(8)	Subsequent Events

Subsequent to December 31, 2008, the Company learned of a reduction in the net asset value of units in the John Bean Technologies Corporation Stock Fund. After learning of this change, the Benefits Plan Committee amended various Company policies to limit the number of investment option changes a participant could direct in his or her investment account.

Subsequent to December 31, 2008, FMC Technologies, Inc. Stock Fund was eliminated as an investment option, and all of the amounts in the fund were reallocated to other investments by the participants.

JOHN BEAN TECHNOLOGIES CORPORATION

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	(d) Cost**		(e) Current value
*	John Bean Technologies Corporation Stock – participant directed	JBT Corporation Common Stock approximately 530,235 shares	$	N/A	$4,332
*	FMC Technologies, Inc. Stock Fund – participant directed	FMC Technologies, Inc. Common Stock approximately 995,854 shares		N/A	23,731
*	Fidelity Institutional Money Market Portfolio	Money Market Mutual Fund		N/A	2,111
*	Fidelity Managed Income Portfolio II - Class 2 Fund – participant directed	Portfolio includes investment contracts offered by major insurance companies and other approved institutions		N/A	37,796
	John Hancock Classic Value Fund	Stock Value Fund		N/A	2,320
	Mutual Qualified Fund (Z)	Stock Long-term Growth Fund		N/A	5,285
	Sequoia Fund	Stock Long-term Growth Fund		N/A	6,738
*	Fidelity Puritan Fund	Stock and Bond Fund		N/A	2,571
*	Fidelity Magellan Fund	Stock Long-term Growth Fund		N/A	2,769
*	Fidelity Blue Chip Growth Fund	Large Companies Stock Fund		N/A	4,548
*	Fidelity Low-Priced Stock Fund	Stock Value Fund		N/A	4,136
*	Fidelity Diversified International Fund	Growth Mutual Fund of Foreign Companies		N/A	7,702
*	Fidelity Retirement Government Money Market Portfolio	Money Market Mutual Fund		N/A	21,494
*	Spartan U.S. Equity Index Pool Fund	Stock Index Fund		N/A	2,466
	PIMCO Total Return Fund – Administrative Class	Income Mutual Fund		N/A	8,496
	MSIFT Mid Cap Growth Portfolio – Administrative Class	Stock Long-term Growth Fund		N/A	2,797
	Royce Low Priced Stock Fund	Stock Long-term Growth Fund		N/A	1,894
*	Fidelity Capital & Income Fund	Equity Income & Growth Fund		N/A	1,757
*	Fidelity Freedom Funds:	Asset allocation series funds, which primarily
	Freedom Income Fund	invest in other Fidelity mutual funds		N/A	407
	Freedom 2000 Fund	(stock, bond and money market) which		N/A	400
	Freedom 2010 Fund	provide moderate asset allocation with		N/A	2,384
	Freedom 2020 Fund	a target retirement date.		N/A	3,339
	Freedom 2030 Fund			N/A	1,931
	Freedom 2040 Fund			N/A	648
	Participant loans	Varying rates of interest 3.91% – 6.47%, 666 total loans outstanding		—	4,809

	Total assets held for investment purposes				$156,861

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, John Bean Technologies Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JOHN BEAN TECHNOLOGIES CORPORATION
SAVINGS AND INVESTMENT PLAN

By:	/s/ Ronald D. Mambu
Ronald D. Mambu
Vice President and Chief Financial Officer

Date: June 29, 2009

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP)